Exhibit 99.1

Nvni Group Limited and Mercato Partners Acquisition Corporation Announce Completion of Business Combination and Listing on Nasdaq

Nuvini’s shares (Ticker: NVNI) and warrants (Ticker: NVNIW) expected to begin trading on Nasdaq on Monday, October 2, 2023, following the closing of its Business Combination on September 29, 2023

New York, September 29th, 2023 - Nvni Group Limited (“New Nuvini”), the leading serial acquirer of SaaS B2B companies in Brazil, today announced the successful completion of its business combination (the “Business Combination”) with Mercato Partners Acquisition Corporation, a special purpose acquisition company (“Mercato”) and Nuvini Holdings Limited (“Nuvini,” and together with all its subsidiaries, which includes Nuvini S.A., the “Nuvini Group” ). Mercato will retire its listing on Nasdaq effective as of market close today, and New Nuvini’s ordinary shares and warrants are expected to commence trading on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, as of market open on October 2, 2023.

“The completion of our business combination with Mercato is an important step that will be fundamental to accelerating Nuvini’s growth through future acquisitions. Listing Nuvini’s shares on Nasdaq opens doors to new investors, enables broader market exposure and gives investors visibility on our value creation strategy. The potential capital generated through listing on Nasdaq will be instrumental to fueling our new acquisition endeavors,” states Pierre Schurmann, CEO of Nuvini.

Nuvini’s existing portfolio of SaaS companies consists of seven companies: leadlovers, Ipê Digital, Effecti, Datahub, Onclick, Mercos and SmartNX. Nuvini intends to pursue geographic expansion by increasing market penetration in Brazil and Latin America, while expanding into new locations.

The combined company will continue to be led by Pierre Schurmann, and will be supported by an experienced 7-member board that includes Dr. Greg Warnock and Scott Klossner, Mercato’s Chief Executive Officer and Chief Financial Officer, respectively.

Advisors

The Nuvini Group and New Nuvini were advised by Mayer Brown LLP as their legal advisor in the United States; Tauil & Checker Advogados, an affiliate of Mayer Brown LLP, as legal advisors in Brazil; and Carey Olsen Cayman Limited, as legal advisors in the Cayman Islands.

Maxim Group LLC served as exclusive financial advisor to Mercato in connection with the Business Combination. Mercato was advised by Latham & Watkins LLP, which acted as its legal advisor in the United States; Machado Meyer Advogados, which acted as its legal advisor in Brazil; and Maples and Calder (Cayman) LLP, which acted as its legal advisor in the Cayman Islands.

About the Nuvini Group

Headquartered in São Paulo, Brazil, Nuvini S.A. is the leading serial software business acquirer in Latin America. The Nuvini Group acquires software companies within SaaS markets in Latin America. It focuses on acquiring profitable “business-to-business” SaaS companies with a consolidated business model, recurring revenue, positive cash generation and relevant growth potential. The Nuvini Group enables its acquired companies to provide mission-critical solutions to customers within its industry or sector. Its business philosophy is to invest in established companies and foster an entrepreneurial environment that would enable companies to become leaders in their respective industries. The Nuvini Group’s goal is to buy, retain and create value through long-term partnerships with the existing management of its acquired companies. To date, Nuvini Group’s portfolio of SaaS companies consists of Effecti Tecnologia Web Ltda., Leadlovers Tecnologia Ltda., Ipê Tecnologia Ltda., Dataminer Dados, Informações e Documentos Ltda., OnClick Sistemas de Informação Ltda., Simplest Software Ltda. and SmartNX Tecnologia Ltda.

About Mercato

Mercato Partners Acquisition Corporation is a blank check company formed for the purpose of entering into a business combination with one or more businesses.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including without limitation statements regarding the expected commencement date for trading on Nasdaq of New Nuvini’s securities, the anticipated future results and benefits of the combined company following the business combination, the Nuvini Group’s growth strategy and its continued acquisitions of SaaS businesses in Latin America, and other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Mercato and its management, and New Nuvini and its management, as the case may be, are inherently uncertain. These statements are subject to a number of risks and uncertainties regarding Nuvini Group’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: failure to realize the anticipated benefits of the business combination; the risks related to Nuvini Group’s business including the efficiency and timing of its growth strategy which depends exclusively on continued acquisitions of SaaS businesses and relies to a great extent on a target acquisition’s receptiveness to and adoption of the Nuvini Group’s model and their acceptance of its proposals; the risks related to the software market in general and the competition on Nuvini Group’s business; the risks related to the Nuvini Group’s technology, intellectual property and infrastructure; the risks related to the Nuvini Group’s substantial operations in Brazil; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Nuvini to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that are detailed in the section entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in New Nuvini’s final prospectus to the registration statement on Form F-4 relating to the Business Combination.

Investor Contact

Heather Crowell

Executive Vice President

Gregory FCA

Heather@gregoryfca.com

Media Contact:

Matt McLoughlin

Senior Vice President

Gregory FCA

matt@gregoryfca.com